UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated June 8, 2021 titled “GeoPark Announces Appointment of an Independent Chair and Nomination of a New Independent Director to its Board”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES APPOINTMENT OF AN INDEPENDENT CHAIR

AND NOMINATION OF A NEW INDEPENDENT DIRECTOR TO ITS BOARD

Bogota, Colombia – June 8, 2021 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil and Argentina, today announced the appointment of an independent chair and the nomination of a new independent member of the Board for election at the upcoming Annual General Meeting (“Annual Meeting”), to be held on July 15, 2021. These changes further strengthen the Company’s governance profile and create a majority independent and more diverse Board of Directors.

Appointment of an Independent Chair

Sylvia Escovar Gomez, independent director, has been appointed by the Board and succeeds Mr. Gerald O’Shaughnessy, 72, as the new Chair of the Board.

Ms. Escovar, 60, has served on the Board since August 2020 and is currently a member of the Board’s Audit Committee and Nomination and Corporate Governance Committee. She has significant government, multilateral organization and private sector experience. From 2012 to January 2021, she was the CEO of Terpel S.A., a fuel distribution company with operations in Colombia, Ecuador, Panama, Peru and the Dominican Republic. Ms. Escovar transformed and improved Terpel’s business model, expanding the range and quality of its services and enhancing its performance in the long-term. Under Ms. Escovar’s leadership, Terpel delivered its best financial results in its over 50-year history, became Colombia’s second largest company with annual revenues over $4.0 billion and consistently achieved high rankings in the RobecoSAM Sustainability Yearbook.

Over her career, Ms. Escovar has worked for the World Bank, the Central Bank of Colombia and the Colombian National Department of Planning. She has served as Deputy Secretary of Education and Deputy Secretary of Finance for the Bogota municipal government, as well as Vice President of Finance for Fiduciaria Bancolombia. In 2014, Ms. Escovar was named the top businessperson of the year by Portafolio, Colombia’s leading financial daily. In 2018, she received the National Order of Merit for spearheading private sector support for peacebuilding and reconciliation in Colombia. And in 2020, she was the only woman to rank in the top 10 on the Corporate Reputation Business Monitor’s list of Colombian leaders with the best reputation. Ms. Escovar’s other Board memberships include Grupo Bancolombia, Empresa de Telecomunicaciones de Bogotá, Compañía de Medicina Prepagada Colsanitas S.A. and Organización Corona S.A.

James F. Park, CEO of GeoPark, said: “The Board would like to express its sincere gratitude to Sylvia for accepting the Chair at this exciting and dynamic time for GeoPark. Her significant public and private sector experience across many of the countries where we operate will be invaluable as we continue to expand within Latin America. As a successful CEO, running one of Latin America’s largest companies, Sylvia brings critical operating and governance experience to our organization. Since joining the Board last year, Sylvia has impressed the rest of the Board with her insights and commitment to advancing our business strategy to build value for all shareholders. We look forward to her oversight and continued contributions as Chair.”

Ms. Escovar said: “It is an honor to take over as Board Chair of this entrepreneurial and well-respected company. GeoPark’s talented team and strong culture provide a powerful foundation for continued growth. I look forward to leading GeoPark’s diverse and collaborative board and contributing to this great company going forward.”

Mr. Park continued: “The Board thanks Gerry for his years of leadership and invaluable service to GeoPark as co-founder and Chairman. Through Gerry’s vision, trust and persistence, we have built GeoPark into a preeminent Latin American E&P company with an 18-year track record of growth and performance delivery, the strongest oil and gas team in the region, an extensive asset portfolio for continued future growth, and deep bonds to the communities in which we operate. Personally, I am grateful for Gerry’s special friendship and partnership and the fun we had – as well as the challenges we faced – building GeoPark together.” Mr. O’Shaughnessy has been GeoPark’s Chairman and a Board member since he co-founded the Company in 2002.

Nomination of a New Independent Director

GeoPark also announces that its Board has nominated Maria Fernanda Suarez for election as a new independent director at its Annual Meeting.

Ms. Suarez, 46, has a highly distinguished career in both the public and private sectors, including serving as Minister of Energy and Mines of Colombia and as Vice President of Strategy and Finance (CFO) of Colombia’s national oil company Ecopetrol (NYSE: EC).

As Colombia’s Minister of Energy — a cabinet level position — she led efforts to bring safe and affordable energy to wide sectors of the Colombian population by increasing hydrocarbons production and promoting the development of non-conventional renewable sources. Under her leadership, Colombia’s wind and solar installed capacity increased to 12 percent of the energy mix from 0.1 percent. Previously, she also served as Director of Public Credit and the National Treasury in the Colombian Finance Ministry.

In more than 15 years in the private sector, Ms. Suarez also served as the Vice President of Porvenir, a leading Colombian pension fund, and Vice President at Citibank, ABN AMRO and Bank of America. Ms. Suarez currently serves on the Advisory Board of the Nature Conservancy Colombia, and the boards of CorfiColombiana and Organización Corona S.A. Ms. Suarez has also been a member of the board of directors of several companies in the energy sector, including Cenit, Ocensa, ISA, ISAGEN and Reficar.

Mr. Park concluded, “We are excited to welcome Maria Fernanda to the GeoPark Board as our newest independent director. She brings a wealth of experience in both energy and finance with outstanding experience within Colombia as the former Minister of Energy and Mines and Vice President of Strategy and Finance (CFO) at Ecopetrol. Maria Fernanda is a successful performance-driven executive who has made a positive impact in every organization she has worked in – public or private. From hydrocarbons to renewables, her experience in energy will be beneficial in guiding GeoPark in a transitioning world. We all look forward to working closely with Maria Fernanda to build on GeoPark’s strong foundation and continue generating sustainable long-term value for shareholders.”

Ms. Suarez said: “I look forward to joining GeoPark’s Board and to work alongside its other directors to further develop the Company’s enormous success across Latin America. Having spent my career working in Colombia in both public and private sector energy roles, I believe that GeoPark is a company with great growth opportunities in the future.”

With the naming of Ms. Escovar as Chair and the nomination of Ms. Suarez, the Board is directed by an independent director and will have a majority of independent directors, in line with corporate governance best practices.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the new Chair and composition of the Board of Directors. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: June 9, 2021